United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

OF VALE S.A., HELD ON APRIL 17TH, 2014.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 — PLACE, DATE AND TIME:

In the offices of Vale S.A. (“Vale” or the “Company”), at Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on April 17th, 2014, at 11 a.m.

02 - PANEL:

Chairman: Mr. Dan Conrado

Secretary: Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 56% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Annual General Shareholders’ Meeting to be properly instated. Therefore, the Extraordinary General Shareholders’ Meeting shall not be instated at this moment, since the required minimum quorum under Article 135 of Law #6,404/76 was not reached in order to resolve upon items 2.1 to 2.3 of the Agenda. The referred Extraordinary General Shareholders’ Meeting shall take place at second call on May 9th, 2014.

Also present Mr. Luciano Siani, Vale’s Chief Financial Officer and Investors Relations Officer, the representative of the External Auditors PricewaterhouseCoopers Auditores Independentes, Mr. Ivan Michael Clark, in accordance with Paragraph First of Article 134,

Continuation of the Minutes of the Annual General Shareholders’ Meeting

Of Vale S.A. held on April 17th, 2014.

of Law #6,404/76; and Messrs Arnaldo José Vollet and Marcelo Amaral Moraes, effective members of the Fiscal Council, in accordance with Article 164 of Law #6,404/76.

04 - SUMMONS:

Call Notice for the Annual and Extraordinary General Shareholders’ Meetings was duly published in Jornal do Commercio, in the Rio de Janeiro Official State Gazette and in Valor Econômico on March 18, 19 and 20, 2014, with the following Agenda:

4.1 Ordinary General Shareholders’ Meeting:

4.1.1                    Consideration of the Managements’ Report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2013;

4.1.2                     Proposal for the destination of the result for the fiscal year of 2013;

4.1.3                    Appointment of members to the Board of Directors of Vale;

4.1.4                     Appointment of members to the Fiscal Council; and

4.1.5                    Establishment of the compensation of Vale’s Managers and Fiscal Council members for 2014.

4.2. Extraordinary General Shareholders’ Meeting

4.2.1                    Proposal for cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in Treasury, derived from the share buyback program;

4.2.2                    Proposal to increase the share capital of Vale, without issuance of shares, for a total value of R$ 2,300,000,000.00 by means of the capitalization of the income tax incentives reserve, carried out in the areas of SUDAM and SUDENE until December 31, 2012, and part of the profits reserve for expansion/investments;

4.2.3                    Amendment to the caput of Art. 5 of Vale’s By-laws to reflect the proposals contained in items 4.2.1 and 4.2.2 above.

05 - READING OF DOCUMENTS:

5.1.                           The reading of the following documents made available at the General Meetings was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notice; (ii) Management Report and Financial

Statements for the fiscal year ended December 31, 2013, including the Consolidated Statements, External Auditors Report of PricewaterhouseCoopers Auditores Independentes, published in the Jornal do Commercio, in the Rio de Janeiro Official State Gazette and in the Valor Econômico (RJ and SP) on March 18, 2014; (iii) Executive Officers Comments under item 10 of CVM Rule #480/09; (iv) Reports of the Fiscal Council and Board of Directors on the Management Report and the Financial Statements for the fiscal year ended December 31, 2013; (v) Proposal of the Executive Board for the destination of the result of the fiscal year ended December 31, 2013, as well as the related Annex 9-1-II prepared pursuant to CVM Rule #481/09; (vi) Reports of the Board of Directors and of the Fiscal Council on the result destination proposed; (vii) Management Compensation, pursuant to Item 13 of CVM Rule #480/09; (viii) Guide containing, among others, information on the items of the General Meetings, specially with respect to the candidates nominated by the shareholder Valepar S.A. to serve as alternate members of the Board of Directors and effective members of the Fiscal Council, pursuant to items 12.6 up to 12.10 of CVM Rule #480/09, and with respect to the proposals for cancellation of shares issued by Vale and held in Treasury (“Cancellation of Shares”) and for the increase of the share capital of Vale by means of the capitalization of the income tax incentives reserve (“Capital Increase”); (ix) Report on the source and justification of the amendment proposed to the By-laws in connection with the Cancellation of Shares, as well as the analysis of its legal and economic effects; (x) Capital Increase Proposal, as well as the related Annex prepared pursuant to CVM Rule #481/09 (Annex 14), which also includes an analysis of its legal and economic effects; (xi) Reports of the Fiscal Council on the Cancellation of Shares and on the Capital Increase; and (xii) Vale’s By-laws with the amendments proposed.

5.2.                           Mr. Luciano Siani, Chief Financial Officer and Investors Relations Officer of Vale, has presented a summary on the financial results related to the fiscal year ending on December 31, 2013.

Therefore, after discussion and comments by the shareholders on the documents pertaining to the Annual Shareholders’ Meeting as above-mentioned, the following resolutions were taken:

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.                            by the majority of the voting shareholders present at the meeting, being registered the dissension votes of the shareholders Karina Kato, who presented written vote received by the Panel, Danilo Chammas, Welem Pereira de Melo, Gerson Luiz Castellano, Opportunity Lógica Master Fundo de Investimento em

Ações, Opportunity MIDI Master Fundo de Investimento Multimercado and Opportunity Selection Master Fundo de Investimento em Ações, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present at the meeting, as permitted by Paragraphs First and Second of Article 130 of Law #6,404/76;

6.2.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, and also being registered the dissension vote of the shareholders Danilo Chammas, Welem Pereira de Melo, Karina Kato, Gerson Luiz Castellano, Melisandra Trentin e Alexandra Maria de Jesus Santos, who all also presented written votes received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, with favorable opinions of the Fiscal Council and the Board of Directors of Vale, both dated as of February 26, 2014, the Management Report and the Financial Statements, as well as the External Auditors Report of PricewaterhouseCoopers Auditores Independentes, related to the fiscal year ending on December 31, 2014, were approved;

6.3.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, and also being registered the dissension vote of the shareholders Karina Kato, Gerson Luiz Castellano, Danilo Chammas, Melisandra Trentin, Alexandra Maria de Jesus Santos and Welem Pereira de Melo, these last three shareholders also presented written votes received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, the proposal of the Executive Board of the Company, with favorable opinions of the Board of Directors and the Fiscal Council, both dated as of February 26, 2014, for the destination of the result of the year ending on December 31, 2013 was approved as follows:

“PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2013. Dear Members of the Board of Directors, the Executive Officers’ Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2013. The net income for the year, according to the Income Statement, amounted to R$115,090,671.19 (one hundred and fifteen million, ninety thousand, and six hundred and seventy one Brazilian Reais and nineteen cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission rules (CVM) / Accounting Standards Committee (CPC). To the net income shall be added the income due the adoption of new accounting pronouncements issued by CVM / CPC in the amount of R$14,627,000.00 (fourteen million, six hundred and twenty-

seven thousand Brazilian Reais). The net profits added to the unrealized income reserve, in the amount of R$9,220,205,039.03 (nine billion, two hundred and twenty million, two hundred and five thousand, thirty-nine Brazilian reais and three cents) amount to R$9.349.922.710,22 (nine billion, three hundred forty-nine million, nine hundred and twenty-two thousand, seven hundred and ten Brazilian reais and twenty two cents) for which the following destination is hereby proposed: I - LEGAL RESERVE: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the share capital in virtue of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$6,485,883.56 (six million, four hundred and eighty-three thousand, eight hundred and eighty three reais and fifty six cents). The allocation to this may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the share capital.  II - TAX INCENTIVE RESERVES: Vale is entitled to an income tax reduction on regulated exploration profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Establishment Report #105/2009 and Declaration #10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão. Vale also benefits from Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the funds in the acquisition of equipment for the operational plants on de SUDAM and SUDENE areas. According to tax law (article #545 of Income Tax Regulation) the amount benefited and not payed to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity exclusive to increase capital or to absorb losses. As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$24,161,826.66 (twenty four million, one hundred sixty one thousand, eight hundred twenty six reais and sixty-six cents) to that Reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above. III - DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY: Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the Bylaw, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividends payments of. The adjusted net income, which for 2013 amounted to R$ 99,069,960.97 (ninety nine million, sixty-nine thousand, nine hundred and sixty reais and ninety seven cents), equals to net income of the year of R$115,090,671.19 (one hundred and fifteen million, ninety thousand, six hundred and seventy-one reais and nineteen cents), reduced by the amount of the constituted legal reserve of R$6,485,883.56 (six million, eight hundred and eighty three thousand reais and fifty-six cents), and the destination to taxes incentive reserve of R$24,161,826.66 (twenty four million, one hundred sixty one thousand, eight hundred twenty six reais and sixty six cents). Thus, the minimum mandatory dividend of 25% of the adjusted net income as dividends amounts to R$24,767,490.24 (twenty four million, seven hundred and sixty-seven thousand, four hundred and ninety reais and twenty four cents), which corresponds to R$0.004806072 per outstanding common and preferred share. Pursuant to Article 5, Paragraph 5 of Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. On December 31, 2013, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.898761480 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,858,884,628.09 (one billion, eight hundred fifty-eight million, eight hundred and eighty-four thousand, six hundred twenty-eight reais and nine cents), corresponding to R$0.944688680, per outstanding preferred share, whichever is higher. Considering the total balance of mandatory dividend related to fiscal year 2013, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of Bylaws, Vale´s actual financial position, according to balance sheet related to 2013 and the option by equal shareholders’ treatment, the Board of Executive Officers propose to ratify shareholders’ distribution during 2013, as dividends and interest on stockholders’ equity, in the total gross amount of R$9,319,275,000.00 (nine billion, three hundred and nineteen million, two hundred and seventy five thousand reais), under the terms stated in sequence, considered as advances of distribution for the year 2013: a) the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal and approved by the Board of Directors, at the meeting held on April 16, 2013, in the total gross amount of R$4,452,750,000.00 (four billion, four hundred fifty-two million, seven hundred and fifty thousand reais), equivalent to R$0.864045420 per outstanding common or preferred share distributed as follows, R$791,600,000.00 (seven hundred ninety-one million, six hundred thousand reais) as dividends and R$3,661,150,000.00 (three billion, six hundred sixty-one million, one hundred and fifty thousand reais), paid from April 30, 2013; b) the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal approved by the Board of Directors, at the meeting held on October 17, 2013 in the total gross amount of R$4,866,525,000.00 (four billion, eight hundred sixty-six million, five hundred twenty-five thousand reais), equivalent of R$0.944337462 per outstanding common or preferred share distributed as follows, R$621,525,000.00 (six hundred twenty-one million and five hundred and twenty-five thousand reais) as dividends and R$4,245,000,000.00 (four billion, two hundred forty-five million reais) as interest on shareholders’ equity, paid from October 31, 2013. This way, obligatory dividend was fully paid, with no retained amount. Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2013		2012		2011

Net income per share	R$	0.03	R$	2.03	R$	7.42

Interest on shareholders’ equity and dividends per share	R$	1.808382882	R$	1.828805334	R$	1.755732583

Note: Same amounts for all species and classes of shares issued by Vale.

IV -         INVESTMENT/EXPANSION RESERVES: The execution of investment/expansion reserve in the amount of R$9,220,205,039.03 (nine billion, two hundred and twenty million, two hundred and five thousand, thirty-nine reais and three cents) refers to the amount of R$ 9,319,275,000.00 (nine billion, three hundred nineteen million, two hundred seventy five thousand reais) related to the payment of dividends/interest on shareholder´s equity, deducted of the remaining balance of retained earnings in the amount of R$99,069,960.97 (ninety nine million, sixty nine thousand, nine hundred and sixty reais and ninety-seven cents). V - SUMMARY: This proposal covers the following allocation of net income for the year 2013:

IN FLOWS	R$
- Net income of the year	115,090,671.19
- Retained Earnings	14,627,000,00
- Realization of investment/expansion reserve	9,220,205,039.03
9,349,922,710.22

ALLOCATION
- Legal reserve	6,485,883.56
- Tax incentives reserves	24,161,826.66
- Remuneration of shareholders:
- Advanced Interest on shareholder’s equity April 2013	3,661,150,000.00
- Advanced Dividends April 2013	791,600,000.00
- Advanced Interest on shareholder’s equity October 2013	4,245,000,000.00
- Advanced Dividends October 2013	621,525,000.00
9,319,275,000.00
9,349,922,710.22

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers. Rio de Janeiro, February 24, 2014. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer; Vânia Lucia Chaves Somavilla, Executive Officer (Human Resources, Health & Safety, Sustainability and Energy); Luciano Siani Pires, Chief of Finance Officer and Investors Relations; Roger Allan Downey, Executive Officer (Fertilizers and Coal); José Carlos Martins, Executive Officer (Ferrous e Strategy); Galib Abrahão Chaim, Executive Officer (Capital Projects Implementation); Humberto Ramos de Freitas, Executive Officer (Logistics and Mineral Research); and Gerd Peter Poppinga, Executive Officer (Base Metals and Information Technology)”.

6.4.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal, of the Funds managed by Caixa Econômica Federal, Gerson Luiz Castellano, Danilo Chammas, Melisandra Trentin, Alexandra Maria de Jesus Santos, Welem Pereira de Melo, the Funds managed by BBDTVM, Opportunity Lógica Master Fundo de Investimento em Ações, Opportunity MIDI Master Fundo de Investimento Multimercado and Opportunity Selection Master Fundo de Investimento em Ações, as well as all further dissensions and voting abstentions registered by the Panel, the appointment of the following candidates nominated by Valepar S.A. was ratified: (i) Ms. LAURA BEDESCHI REGO DE MATTOS, Brazilian citizen, married, chemical engineer, bearer of identity card #25.348.940-4, issued by SSP/SP, enrolled with the Brazilian Individuals Taxpayer’s Registry of the Ministry of Finance (“CPF/MF”) under #253.585.728-64, with commercial address at Avenida República do Chile #100, 13th floor, in the city of Rio de Janeiro, RJ, as alternate member of Mr. Luciano Galvão Coutinho in the Board of Directors of Vale; and (ii) Mr. HIDEHIRO TAKAHASHI, Japanese citizen, married,  economist, bearer of passport #TZ0441533, resident and domiciled at 2-15-7-3-10, Sakurashinmachi, Setagaya-ku, Tokyo, Japan, as alternate member of Mr. Hiroyuki Kato in the Board of Directors of Vale. The alternates directors, who will serve for a term of office until the Annual General Shareholders’ Meeting to be held in 2015, have declared to be free and clear to serve in such positions according to Article 147 of Law #6,404/76.

For the purposes outlined in Article 146, Paragraph Second of Law #6,404/76, the Alternate Director Mr. HIDEHIRO TAKAHASHI, has nominated and constituted as his attorney-in-fact Mr. ISAO FUNAKI, Japanese citizen, married, bearer of Foreigner Identity card #V301898-L issued by DPF/RJ, enrolled with the CPF/MF under #829.540.970-00, resident and domiciled at Rua Almirante Guilheme, #421, Block 2, apto. 303, in the City of Rio de Janeiro, RJ;

6.5.                             the appointment of Fiscal Council members was approved for a term of office until the Annual General Shareholders’ Meeting to be held in 2015, as follows:

6.5.1.      Mr. DYOGO HENRIQUE DE OLIVEIRA, Brazilian, married, bachelor in economic science, bearer of the identity card # 320.228.424.522-35 issued by SSP/GO, enrolled with the CPF/MF under #768.643.671-34, resident and domiciled at SQS 316, block C, apt. 303, Asa Sul, in the City of Brasília, DF and MR. PAULO FONTOURA VALLE, Brazilian, single, bachelor in physical education, bearer of the identity card # 712.215 issued by SSP/DF, enrolled with the CPF/MF under #311.652.571-49, with commercial address at Esplanada dos Ministérios, Ministério da Fazenda, Bloco P, Anexo, Ala A, Ala A, sala 101, in the City of Brasília, DF, as effective member and corresponding alternate, as indicated by União Federal and adhesion of the Funds managed by Caixa Econômica Federal, being all dissensions and voting abstentions registered by the Panel;

6.5.2.      by the majority of the voting shareholders present at the meeting, being registered the voting abstention of the Funds managed by Caixa Econômica Federal, Gerson Luiz Castellano, Danilo Chammas, Melisandra Trentin, Alexandra Maria de Jesus Santos, Welem Pereira de Melo, the Funds managed by BBDTVM, Opportunity Lógica Master Fundo de Investimento em Ações, Opportunity MIDI Master Fundo de Investimento Multimercado and Opportunity Selection Master Fundo de Investimento em Ações, as well as all further dissensions and voting abstentions registered by the Panel: Mr. ARNALDO JOSÉ VOLLET, Brazilian citizen, married, mathematician, bearer of identity card # 9.208.006-8 issued by DETRAN/RJ, enrolled with the CPF/MF under #375.560.618-68, with commercial address at Praia de Botafogo, #501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ; Mr. ANÍBAL MOREIRA DOS SANTOS, Brazilian citizen, married, accountant technician, bearer of identity card #010912/O-6 issued by CRC/RJ, enrolled with the CPF/MF under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves, #25, apto. 204, in the City of Rio de Janeiro, RJ; and Mr. MARCELO AMARAL MORAES, Brazilian citizen, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled with the CPF/MF under #929.390.077-72, with commercial address at Avenida Paulista, #1,450, 9th floor, in the City of São Paulo, SP, as effective members of the Fiscal Council, and Mr. VALERIANO DURVAL GUIMARÃES GOMES, Brazilian citizen, married, economist, bearer of identity card #219380 issued by CRE/RJ, enrolled with the CPF/MF under #313.022.547-15, with commercial address at Rua Senador Dantas, 117, room 405, Centro, in the City of Rio de Janeiro, RJ; and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO, Brazilian citizen, married, engineer, bearer of identity card #190.839 issued by Ministério da Marinha, enrolled with the CPF/MF under #005.065.327-04, resident and domiciled at Rua Sacopã, #729, apto. 501, Lagoa, in the City of Rio de Janeiro, RJ, as corresponding alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Marcelo Amaral Moraes;

6.6.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal, the Funds managed by Caixa Econômica Federal, Opportunity MIDI Master Fundo de Investimento Multimercado and Opportunity Selection Master Fundo de Investimento em Ações, the dissensions votes of the shareholders Danilo Chammas, Gerson Luiz Castellano, Melisandra Trentin, Alexandra Maria de Jesus Santos, Welem Pereira de Melo, Opportunity Lógica Master Fundo de Investimento em Ações, as well as all further dissensions and voting abstentions registered by the Panel, it was approved the annual global compensation of Vale’s managers for the fiscal year of 2014 in the amount up to R$103,929,098.00 to be distributed by the Board of Directors. Such amount comprises the compensation of the members of the Board of Directors and Executive Board, as well as the members of Advisory Committees and the Fiscal Council;

6.7.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal, the Funds managed by Caixa Econômica Federal, Gerson Luiz Castellano, Melisandra Trentin, Alexandra Maria de Jesus Santos, Welem Pereira de Melo, Opportunity Lógica Master Fundo de Investimento em Ações, Opportunity MIDI Master Fundo de Investimento Multimercado e Opportunity Selection Master Fundo de Investimento em Ações, and the dissension vote of the shareholder Danilo Chammas, it was established that the monthly compensation for each acting member of the Fiscal Council from May 1st, 2014, until the Ordinary General Shareholders’ Meeting to be held in 2015, shall be of ten per cent (10%) of the average compensation paid to each Executive Officer, being benefits, allowances and shares in profits excluded from such figure. Further to the referred compensation, the acting members of the Fiscal Council shall be entitled to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive any compensation when replacing their corresponding effective members, due to vacancy, disqualification or absence of the relevant effective member.

07 - ADJOURNMENT

After been drafted and approved, these Minutes were signed by the presents.

I hereby certify this is a true copy of the minutes drawn-up in the relevant corporate book.

Rio de Janeiro, April 17th, 2014.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 17, 2014		Director of Investor Relations